Exhibit N

                                STATE OF MARYLAND
                                     [SEAL]
                            PUBLIC SERVICE COMMISSION

                                  July 3, 2003

David B. Smith
Associate Director of Public Utility and
 Investment Companies Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

                  Re:  Allegheny Energy, Inc.

Dear Mr. Smith:

         Allegheny Energy, Inc. ("Allegheny" or "Company"), a company regulated by the Securities and Exchange Commission ("SEC") pursuant to the Public Utility Holding Company Act of 1935 (PUHCA) intends to request further borrowing authorization in light of the Company's equity ratio falling below the SEC's 28 percent common equity ratio requirement. Allegheny is the parent company of the Potomac Edison Company, a Maryland jurisdictional-regulated public utility.

         The Maryland Public Service Commission ("the Maryland Commission") is concerned with the continued viability of the Potomac Edison Company. The Maryland Commission, like the SEC, has endeavored to provide appropriate regulatory flexibility to assist Allegheny through this most difficult period in the Cmpany's history. As a state regulator in Allegheny's service territory, we appreciate the SEC's past efforts and request that you continue to work with the Company. Therefore, the Maryland Commission respectfully requests that the SEC give Allegheny's request every consideration and urges the Commission to act promptly on this matter.

                                                     Respectfully,


                                                     Kenneth D. Schisler


J. Joseph Curran, III                                        Gail C. McDonald


Ronald A. Guns                                               Harold D. Williams